                          RECOVERY ENGINEERING, INC.
                            9300 North 75th Avenue
                         Minneapolis, Minnesota 55428

                       INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------

                              GENERAL INFORMATION

  This Information Statement is being mailed on or about September 1, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Recovery Engineering, Inc., a Minnesota corporation (the "Company"), to the holders of record of shares of common stock, par value $.01 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election or appointment of persons designated by Purchaser (as defined below) to a majority of the seats of the Board of Directors of the Company (the "Board of Directors" or "Board").

  On August 26, 1999, the Company, The Procter & Gamble Company, an Ohio corporation ("Parent"), and Tenzing, Inc., a Minnesota corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) Purchaser will commence a tender offer (the "Offer") for all outstanding Shares at a price of $35.25 per Share (the "Merger Consideration"), net to the seller in cash without interest thereon and (ii) Purchaser will be merged with and into the Company (the "Merger") upon the filing of articles of merger relating to the Merger with the Secretary of State of the State of Minnesota, or such later time as may be set forth therein (the "Effective Time"). As a result of the Offer and the Merger, the Company will continue as a wholly owned subsidiary of Parent.

  The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer, Purchaser will be entitled to designate directors (the "Purchaser Designees") on the Board that will give Purchaser representation substantially proportionate to its ownership interest. The Merger Agreement requires the Company promptly to take necessary action to cause the Purchaser Designees to be elected or appointed to the Board under the circumstances described therein. This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

  The information contained in this Information Statement concerning Purchaser and the Purchaser Designees has been furnished to the Company by Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

  The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of August 25, 1999, there were 6,044,601 shares of Common Stock outstanding.

               RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

  The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate up to such number of directors, rounded up to the next whole number, on the

Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company will, at such time, promptly take all actions necessary to cause the Purchaser Designees to be elected or appointed as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. At such times, the Company will, upon the written request of Purchaser, use its reasonable efforts to cause the Purchaser Designees to constitute the same percentage as persons designated by Purchaser will constitute of the Board of (i) each committee of the Board, (ii) the board of directors of Recovery Engineering International, Ltd., a Barbados corporation and a wholly owned subsidiary of the Company ("REI Barbados"), and (iii) the committees of the board of directors of REI Barbados. Notwithstanding anything stated herein, if Shares are purchased pursuant to the Offer, Parent and Purchaser will use reasonable efforts to assure that, until the Effective Time, the Board has at least one director who is a director on the date of the Merger Agreement and is not an employee of the Company.

  It is expected that on the date that Purchaser accepts for payment and purchases the Shares under the Offer the Company will promptly take such other action as will be necessary to enable the Purchaser Designees to be elected to the Company's Board of Directors.

  Set forth below is the name, age and present principal occupation or employment for each of the persons who may be designated by Parent as Purchaser Designees. Unless otherwise indicated below, the business address for each of the individuals listed below is One Procter & Gamble Plaza, Cincinnati, Ohio 45202-3315. Each of the individuals listed below is a citizen of the United States.

                          Present Principal Occupation or Employment; Material
 Name and Age                   Positions Held During the Past Five Years
 ------------             ----------------------------------------------------
Bruce L. Byrnes (51)..... Director and President of Tenzing, Inc.; January 1,
                          1999--President-Global Health Care and Corporate New
                          Ventures, The Procter & Gamble Company; 1996-1998--
                          responsible for Health Care in North America, The
                          Procter & Gamble Company; 1995-1996--responsible for
                          Paper Products in North America, The Procter &
                          Gamble Company; 1994-1995--responsible for Paper and
                          Beverage in Europe, The Procter & Gamble Company.
Clayton C. Daley, Jr.     Director and Vice President and Chief Financial
 (47).................... Officer of Tenzing, Inc.; 1998--Chief Financial
                          Officer, The Procter & Gamble Company; 1994-1998--
                          Vice President and Treasurer, The Procter & Gamble
                          Company.
Gretchen W. Price (44)... Director and Vice President and Treasurer of
                          Tenzing, Inc.; 1998--Vice President and Treasurer,
                          The Procter & Gamble Company; 1996-1998--responsible
                          for Internal Controls-Worldwide, The Procter &
                          Gamble Company; 1994-1996--Vice President and
                          Comptroller with responsibilities for Food and
                          Beverage Products in North America, The Procter &
                          Gamble Company.

  Any other officer of Purchaser or Parent listed in Schedule I to the Offer to Purchase dated September 1, 1999, filed as an Exhibit to the Tender Offer Statement on Schedule 14D-1 of Purchaser or Parent may also be designated by Parent as a Purchaser Designee.

  None of the persons from among whom the Purchaser Designees will be selected or their associates is a director of, or holds any position with, the Company. To the knowledge of the Company, none of the Purchaser Designees or their associates beneficially own any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission").

                   CURRENT BOARD OF DIRECTORS OF THE COMPANY

  The business and affairs of the Company are managed under the direction of its Board of Directors. Directors of the Company are elected by a plurality of the votes cast in an election of directors at any annual or special meeting of the shareholders. The Company's articles of incorporation do not permit cumulative voting for directors.

  The Board is divided into three classes, each class being as nearly equal in number as possible: Class 1, Class 2 and Class 3. Each director serves for a term ending upon the election of directors at the third annual meeting following the annual meeting at which the class was elected; provided, however, that the directors initially elected to Class 1 serve for a term ending upon the election of directors at the first annual meeting following the end of the calendar year 1999, the directors initially elected to Class 2 serve for a term ending upon the election of directors at the second annual meeting following the end of the calendar year 1999, and the directors initially elected to Class 3 serve for a term ending upon the election of directors at the third annual meeting following the end of the calendar year 1999.

  The Company's articles of incorporation fix the variable range of the number of directors and provide that the precise number of directors, within that variable range, will be as from time to time designated by the majority of the directors then in office, even if less than a quorum. Seven directors have been elected to the classes and for the terms set forth below. Each of the directors named below has served continuously as a director since the year indicated.

                                                                            Director
Name                     Positions With Company                         Age  Since
----                     ----------------------                         --- --------
Class 1 Directors (term
expires in 2000):
Robert R. Gheewalla..... Director                                        31   1998
William D. Thompson..... Director                                        77   1995
Class 2 Directors (term
expires in 2001):
John E. Gherty.......... Director                                        55   1988
Sanjay H. Patel......... Director                                        38   1996
Richard J. Zeckhauser... Director                                        58   1987
Class 3 Directors (term
 expires in 2002):
Brian F. Sullivan....... Chairman, Chief Executive Officer and Director  37   1986
William F. Wanner,
 Jr. ................... Director                                        56   1986

  ROBERT R. GHEEWALLA has been a director of the Company since February 1998. Mr. Gheewalla is a Vice President in the Principal Investment Area of Goldman, Sachs & Co. where he has worked since 1994. From 1989 to 1991, he worked in the Global Finance Department of Goldman, Sachs & Co. Mr. Gheewalla also serves on the Advisory Committees or Boards of Directors of North American RailNet, Inc. and JAMtv Corporation.

  WILLIAM D. THOMPSON has been a director of the Company since December 1995. Mr. Thompson served as Executive Vice President of the New York City advertising firm of Young & Rubicam, Inc. until his retirement in 1989. During 37 years of service for Young & Rubicam, Mr. Thompson oversaw accounts for numerous companies, including General Foods, Merrill Lynch, General Electric, Warner-Lambert, Bristol-Meyers Squibb, and Johnson & Johnson.

  JOHN E. GHERTY has been a director of the Company since 1988. Mr. Gherty has been President and Chief Executive Officer of Land O' Lakes, Inc., a food and agricultural company, since 1989 and prior thereto was Group Vice President and Chief Administrative Officer of Land O' Lakes, Inc. Mr. Gherty is also a director of CF Industries, Inc., the National Council of Farmer Cooperatives and the Minnesota Business Partnership.

  SANJAY H. PATEL has been a director of the Company since July 1996. Mr. Patel has been a Senior Managing Director of GSCP, Inc., the manager of the Greenwich Street Capital Partners II, L.P. and its affiliated private equity funds, since April 1998. Mr. Patel was a Managing Director in the Principal Investment Area of Goldman, Sachs & Co. from 1996 to January 1998, and worked in the Leveraged Buyout Group of Goldman, Sachs & Co. from 1987 to 1996. Mr. Patel is also the Chairman of the Board of Directors of Atlantic Express Transportation Corp.

  RICHARD J. ZECKHAUSER has been a director of the Company since 1987. Dr. Zeckhauser has been a professor of political economy at the John F. Kennedy School of Government at Harvard University since 1968. Dr. Zeckhauser was a co-founder of Niederhoffer, Cross and Zeckhauser, a New York-based investment firm specializing in mergers and acquisitions and money management.

  BRIAN F. SULLIVAN has been the Chief Executive Officer and a director of the Company since its inception in 1986, and was named Chairman in February 1999. He also served as President of the Company from 1986 to February 1999 and as Chief Financial Officer of the Company from 1986 to 1994. Mr. Sullivan has established and directed the implementation of the Company's strategic direction since its inception. He has led the Company from the development stage through its initial contracts with the United States armed forces, the introduction of reverse osmosis desalinators and portable drinking water systems, and the development and introduction of the Company's household drinking water systems. Mr. Sullivan is named as an inventor on four United States patents held by the Company. Mr. Sullivan is also a director of North Central Life Insurance Company.

  WILLIAM F. WANNER, JR. has been a director of the Company since its inception in 1986. Mr. Wanner served as Chairman of the Board of the Company from 1986 to 1994. Since 1973, Mr. Wanner has been the Chief Executive Officer and principal shareholder of Wanner Engineering, Inc. and its affiliated companies, which design, produce and market a range of high pressure pumps and controls.

  Pursuant to a Securities Purchase Agreement dated July 19, 1996 (the "Securities Purchase Agreement"), between the Company and five investment partnerships affiliated with The Goldman Sachs Group, L.P. (collectively, "GS Group"), GS Group has the right to nominate one person to serve on the Board of Directors, and the Company has agreed to use its best efforts to secure the election of such nominee to the Board of Directors. Mr. Gheewalla has been nominated by GS Group and has been elected director pursuant to such arrangement. The Company knows of no other arrangements or understandings between a director and any other person pursuant to which he has been selected as a director. There is no family relationship between any of the directors or executive officers of the Company.

                         BOARD COMMITTEES AND ACTIONS

  During calendar year 1998, the Board of Directors met four times. The Board of Directors has two standing committees, a Compensation Committee and an Audit Committee, which met three times and one time, respectively, during 1998. Each director attended at least 75% of the total number of meetings of the Board and of committees on which the director served, except for Mr. Gherty who was absent from two meetings of the Board of Directors.

  The Compensation Committee reviews and makes recommendations to the Board of Directors regarding salaries, compensation and benefits of executive officers of the Company and administers the Company's 1986

Stock Option Plan and 1994 Stock Option and Incentive Plan. The members of the Compensation Committee are Mr. Gherty, Mr. Patel and Mr. Wanner.

  The Audit Committee reviews the internal and external financial reporting of the Company and reviews the scope of the independent audit. During 1998, the members of the Audit Committee were Mr. Gheewalla, Mr. Thompson and Dr. Zeckhauser.

  The Board of Directors acts as the nominating committee for selecting the Board's nominees for election as directors. The Company's bylaws require that shareholder nominations for director be made pursuant to timely notice in writing to the Company. To be timely, written notice must be delivered to the Company not less than 60 nor more than 90 days prior to the date of the scheduled annual meeting; however, if the Company gives less than 70 days' notice of such meeting, the shareholder may deliver notice no later than the tenth day following the earlier of the day on which the Company's notice of the date of the meeting was mailed or the day on which such date was publicly disclosed. The bylaws further provide that the shareholder's notice shall set forth certain information concerning each nominee, including (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of Common Stock beneficially owned by such person on the date of the notice, and (iv) any other information relating to such person that would be required to be disclosed pursuant to Regulation 13D and Regulation 14A under the Exchange Act. In addition, the shareholder giving the notice is required to state the name and address of such shareholder and the identity of other shareholders known by such shareholder to be supporting such nominees and the extent of such shareholders' beneficial ownership of Common Stock. A majority of the continuing directors may reject a nomination by a shareholder not timely made in accordance with the requirements of the bylaws. In case of a deficiency in such shareholder's notice, the shareholder has the opportunity to cure the deficiency by providing additional information within five days of the date that such a deficiency notice is given to the shareholder. A majority of the continuing directors determines whether the deficiency has been cured by the shareholder.

                             DIRECTOR COMPENSATION

  Directors of the Company receive no cash fee for their service as directors. Non-employee directors of the Company have been granted stock options in connection with their service as directors, including options automatically granted under the Company's 1993 Director Stock Option Plan.

                              EXECUTIVE OFFICERS

  The following discussion sets forth information about the executive officers of the Company who are not directors.

                                                             Officer
Name                    Positions With Company           Age  Since
----                    ----------------------           --- -------
Reed A.
 Watson....   President and Chief Operating Officer       40    1999
Charles F.
 Karpinske..  Vice President and Chief Financial Officer  44    1996
Richard D.
 Hembree...   Vice President--Engineering                 46    1987
Jeffrey T.
 Dekko.....   Vice President--Marketing                   32    1995
Barry B.
 Van
 Lerberghe..  Vice President--Sales                       37    1995
Daniel B.
 Seebart...   Vice President--Manufacturing               52    1998

  REED A. WATSON has served as President and Chief Operating Officer of the Company since February 1999. From 1992 until joining the Company, Mr. Watson was employed by The Pillsbury Company, where he served most recently as the Vice President and General Manager of the $1.8 billion Baked Foods Division. Prior to his tenure at Pillsbury, Mr. Watson was employed in various marketing capacities at Kraft Foods, Inc.

  CHARLES F. KARPINSKE has served as the Company's Vice President and Chief Financial Officer since February 1996. Prior to joining the Company, Mr. Karpinske served as Vice President of Operations and Chief Financial Officer of Goretek Data Systems, a software development company, from April 1995 to February 1996. From August 1993 to March 1995, Mr. Karpinske was the Chief Operating Officer and Chief Financial Officer for Decision Data, a manufacturer and distributor of computer equipment. From October 1986 to July 1993, Mr. Karpinske worked for Apertus Technologies (formerly Lee Data), a manufacturer and distributor of computer equipment, serving in a number of financial positions including Chief Financial Officer, Vice President of Finance and Administration and Corporate Controller.

  RICHARD D. HEMBREE has served as chief engineer of the Company since 1986 and Vice President--Engineering since 1987. Mr. Hembree has been principally responsible for the development of new technologies incorporated into the Company's products. Mr. Hembree is named as an inventor on eight United States patents held by the Company. From 1983 to 1986, Mr. Hembree was a senior design engineer at Seagold Industries Corporation, a manufacturer of desalinators, where he designed several energy recovery pumps and was engaged in the design and development of manual desalinators and hydraulic energy recovery devices.

  JEFFREY T. DEKKO has served as Vice President--Marketing of the Company since July 1995. Mr. Dekko served as Vice President of Recreational Products for the Company from October 1994 to July 1995. Mr. Dekko directs the Company's marketing efforts in the consumer household water products category. From 1988 to October 1994, Mr. Dekko was marketing manager for General Mills, Inc.

  BARRY B. VAN LERBERGHE has served as Vice President--Sales of the Company since July 1995. Prior to joining the Company, Mr. Van Lerberghe was Western Regional Manager for Sunbeam Household Products from 1992 to 1995, and District Sales Manager for Polaroid Corporation from 1988 to 1992.

  DANIEL B. SEEBART has served as Vice President--Manufacturing of the Company since October 1998. From 1991 to September 1998, Mr. Seebart was employed by Onan, a division of Cummings Engine Company, where he served as plant manager and executive director of continuous improvement. Prior to 1991, Mr. Seebart served as a vice president at Century Manufacturing Company.

                            EXECUTIVE COMPENSATION

  The following Summary Compensation Table shows cash and other compensation paid or accrued during the last three fiscal years to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company.

                          Summary Compensation Table

                                      Annual        Long-Term
                                   Compensation    Compensation
                                 ----------------- ------------
Name and Principal                                    Awards         Other
Position                    Year  Salary  Bonus(1)  Options(#)  Compensation(2)
------------------          ---- -------- -------- ------------ ---------------
Brian F. Sullivan.........  1998 $275,000 $   --         --         $3,200
(Chairman and Chief Execu-
 tive Officer)              1997  205,000 150,000        --          3,200
                            1996  150,000     --     250,000           --
Charles F. Karpinske (3)..  1998 $161,000 $   --      10,000        $3,200
(Vice President and Chief
 Financial Officer)         1997  140,000  64,280     40,000         3,023
                            1996  112,500     --      25,000           --
Richard D. Hembree........  1998 $145,000 $   --      15,000        $2,994
(Vice President--Engineer-
 ing)                       1997  112,000  49,164     10,000         2,382
                            1996   99,900     --         --          1,996
Jeffrey T. Dekko..........  1998 $132,000 $   --       9,000        $1,333
(Vice President--Market-
 ing)                       1997  110,000  60,345     12,000         2,575
                            1996   88,500     --      14,000         1,312
Barry B. Van Lerberghe....  1998 $132,000 $   --       9,000        $2,753
(Vice President--Sales)     1997  110,000  57,020     12,000         2,491
                            1996   96,300     --      13,000         2,140

--------
(1) The executive officers of the Company are eligible to earn annual cash bonuses tied to the level of achievement of annual performance targets.
(2) Represents the Company's matching contribution under its 401(k) Retirement Savings Plan.
(3)  Mr. Karpinske's employment with the Company commenced in February 1996.

                          AGREEMENTS WITH EXECUTIVES

  The Company, GS Group and Brian F. Sullivan entered into an Executive Restriction Agreement dated July 19, 1996 in connection with the Company's sale of its 5% Convertible Notes due 2003 (the "Convertible Notes") to GS Group.

  The Company has entered into Change-in-Control Severance Pay Agreements with each of its executive officers which provide that if the executive officer's employment with the Company is terminated within 24 months following a "change-in-control" of the Company, other than termination for cause, voluntary termination by the executive officer, or termination on account of death or disability, the Company will (i) pay to the executive officer an amount equal to a multiple of his average annual compensation, including bonus, for the three-year period ending in the year in which his employment terminates, (ii) provide continued coverage under the Company's insurance programs, and (iii) pay the executive officer an amount equal to the difference between the aggregate fair market value of shares subject to stock options which are forfeited or become unexercisable as a result of his termination of employment, and the aggregate exercise price of such options. The applicable multiples of average annual compensation are three times for Mr. Sullivan, two times for Mr. Karpinske and Mr. Hembree, and one time for Mr. Dekko and Mr. Van Lerberghe. For these purposes, a "change-in-control" means (i) the dissolution or liquidation of the Company, or a merger, consolidation or other corporate reorganization in which the Company is not the surviving party; (ii) the sale of all or substantially all of the business or assets of the Company; (iii) the acquisition by any person of securities representing more than 25% of the voting power of the Company's outstanding securities; or (iv) individuals who constitute the Board of Directors at the beginning of any two-year period ceasing to constitute at least a majority of the Board of Directors, unless each new director is approved by a two-thirds vote of the directors then in office who were directors at the beginning of such period. At the Effective Time, the Change-in-Control Severance Pay Agreements for five of the seven executive officers will be cancelled.

                            RETIREMENT SAVINGS PLAN

  The Company maintains a profit sharing and savings plan (the "401(k) Plan") under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), which allows employees to contribute up to 15% of their pre-tax income to the 401(k) Plan. The 401(k) Plan includes a discretionary matching contribution by the Company and provides that the Company may make an additional discretionary contribution out of profits at the end of any year. The Company made discretionary matching contributions of $61,000, $98,000 and $170,000 for 1996, 1997 and fiscal 1998, respectively. No additional discretionary contributions were made by the Company for 1996, 1997 or fiscal 1998.

                                 STOCK OPTIONS

  Since its inception, the Company has utilized stock and stock options to provide incentives and rewards to its employees and directors. The Recovery Engineering, Inc. 1986 Stock Option Plan (the "1986 Option Plan") permits the granting of awards to directors and employees of the Company in the form of stock options. Stock options granted under the 1986 Option Plan may be "incentive stock options" meeting the requirements of Section 422 of the Code or non-qualified options which do not meet the requirements of Section 422. At February 28, 1999, options for an aggregate of 17,150 Shares were outstanding under the 1986 Plan. The outstanding options are presently exercisable with respect to 15,650 Shares. No additional options may be granted under the 1986 Plan.

  The Recovery Engineering, Inc. 1994 Stock Option and Incentive Plan (the "1994 Plan") permits the granting of awards to employees, consultants and other service providers in the form of incentive stock options, non-qualified stock options and grants of restricted stock. At February 28, 1999, options for an aggregate of 1,102,432 Shares were outstanding under the 1994 Plan, and 89,343 Shares were available for grant. The outstanding stock options are presently exercisable with respect to 382,071 Shares. Awards may be granted under the 1994 Plan through January 31, 2004. The 1994 Plan may be terminated earlier by the Board of Directors in its sole discretion.

  The 1986 Option Plan and the 1994 Plan are administered by the Compensation Committee of the Board of Directors. These plans give broad powers to the Committee to administer and interpret the plans, including the authority to select the individuals to be granted awards and to prescribe the particular form and conditions of each award granted. Awards are granted on the basis of various factors, including the individual's capacity for contributing to the successful performance of the Company, the nature of the operations for which the individual is responsible, and the period for which the individual has served or will have served the Company at the vesting of the award.

  The following table shows certain information regarding stock options granted to the executive officers named in the Summary Compensation Table during the Company's 1998 fiscal year.

                       Option Grants in Last Fiscal Year

                                                                                Potential
                                                                            Realizable Value
                                                                            at Assumed Annual
                                                                             Rates of Stock
                                                                                  Price
                                                                            Appreciation for
                                         Individual Grants                   Option Term (1)
                          ------------------------------------------------- -----------------
                                       Percent of Total
                                       Options Granted  Exercise
                            Options    to Employees in   Price   Expiration
Name                      Granted (#)    Fiscal Year     ($/Sh)     Date     5% ($)     10% ($)
----                      -----------  ---------------- -------- ---------- -------- --------
Brian F. Sullivan.......       --            --             --          --       --       --
Charles F. Karpinske....    10,000(2)        5.0%        $23.38  01/12/2008 $147,004 $372,537
Richard D. Hembree......    15,000(2)        7.5%        $23.38  01/12/2008 $220,506 $558,806
Jeffrey T. Dekko........     9,000(2)        4.5%        $23.38  01/12/2008 $132,304 $335,284
Barry B. Van Lerberghe..     9,000(2)        4.5%        $23.38  01/12/2008 $132,304 $335,284

--------
(1) Represents the potential net realizable value of each grant of options assuming that the market price of the underlying Common Stock appreciates in value from its fair market value on the date of grant to the end of the option term at the indicated annual rates.

(2) Each option was granted on January 12, 1998 and vests with respect to 25% of the option shares on the first, second, third and fourth anniversaries of the grant date.

  The following table shows information for the executive officers named in the Summary Compensation Table regarding the exercise of stock options during fiscal 1998 and the number and value of unexercised stock options held by as of the end of fiscal 1998.

  Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

                                                                               Value of Unexercised
                            Shares                   Number of Unexercised     In-the-Money Options
                          Acquired on               Options at Year-End (#)     at Year-End ($)(1)
                           Exercise      Value     ------------------------- -------------------------
                              (#)     Realized ($) Exercisable/Unexercisable Exercisable/Unexercisable
                          ----------- ------------ ------------------------- -------------------------
Brian F. Sullivan.......      --          --            121,500/250,000                $0/$0
Charles F. Karpinske....      --          --              41,250/33,750                $0/$0
Richard D. Hembree......      --          --              58,750/16,250                $0/$0
Jeffrey T. Dekko........      --          --              26,250/19,750                $0/$0
Barry B. Van Lerberghe..      --          --              23,750/22,250                $0/$0

--------
(1) The December 31, 1998 closing price of $6.63 per share as reported on the NASDAQ/NMS was less than the exercise price of all of the options held by the executive officers named in the Summary Compensation Table.

  Mr. Sullivan has agreed that 35,000 of his 250,000 options will be cancelled at the Effective Time without payment and that the Merger Consideration payable to Mr. Sullivan at the Effective Time with respect to the remaining 215,000 options will be reduced by an amount equal to the principal and accrued interest on Mr. Sullivan's promissory note dated April 18, 1997, payable to the Company, whereupon the Company will cancel and discharge all of Mr. Sullivan's obligations thereunder.

                          DIRECTOR STOCK OPTION PLAN

  The Company's 1993 Director Stock Option Plan (the "Director Option Plan") provides for the automatic granting of an option for shares of Common Stock to each non-employee director of the Company on the date of his or her initial election or appointment as a director, and additional options on the date of each annual meeting of shareholders at which the director is re-elected by the shareholders. The number of Shares covered by such options was 1,000 Shares per grant through 1996, and 4,000 Shares per grant for 1997 and subsequent years. The exercise price of options granted under the Director Option Plan is equal to 85% of the fair market value of the Common Stock on the date of grant. At February 28, 1999, options for an aggregate of 61,000 Shares were outstanding under the Director Option Plan and 53,000 Shares were available for grant.

                         EMPLOYEE STOCK PURCHASE PLAN

  The Company's 1994 Stock Purchase Plan permits eligible employees to make voluntary contributions through payroll deductions, to be used to purchase Common Stock from the Company on a monthly basis at a price equal to 85% of the fair market value of a share of Common Stock on the purchase date. The number of Shares that an employee may purchase under the Stock Purchase Plan may not exceed 500 Shares during any calendar year, and the aggregate purchase price of Shares purchased by any employee under the Stock Purchase Plan may not exceed $10,000 during any calendar year. The Company issued 6,874 Shares, 9,501 Shares and 21,068 Shares under the Stock Purchase Plan in 1996, 1997 and fiscal 1998, respectively.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Decisions and recommendations regarding compensation paid to the Company's executive officers in 1998 were made by a Compensation Committee consisting of John E. Gherty, Sanjay H. Patel and William F. Wanner, Jr., each of whom is a non-employee director of the Company. Brian F. Sullivan, the only executive officer of the Company who serves on the Board of Directors, abstains from voting on compensation matters affecting his compensation.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  The Company's directors, executive officers and any persons holding more than 10% of the outstanding Common Stock are required to file with the Commission reports concerning their initial ownership of Common Stock and any subsequent changes in such ownership. The Company believes that during 1998 the filing requirements were satisfied on a timely basis by all such persons, except as follows: two transactions by Mr. Patel and one transaction by Dr. Zeckhauser were not reported on a timely basis. In making this disclosure, the Company has relied solely on written representations of its directors, officers and beneficial owners of more than 10% of the Common Stock and copies of the reports they have filed with the Commission and furnished to the Company.

                             CERTAIN TRANSACTIONS

  Pursuant to the Securities Purchase Agreement, the Company issued to GS Group $15.0 million principal amount of the Convertible Notes. The Convertible Notes are convertible into shares of Common Stock at a conversion price of $14.85 per share. The Convertible Notes include certain reset rights which provide for an adjustment of the conversion price if at the time the Convertible Notes are converted into Common Stock, the market price of the Common Stock is below certain levels. The Convertible Notes may be converted into Common Stock at any time at the option of GS Group or, if certain conditions are satisfied, after January 18, 2000, by the Company. The Convertible Notes bear interest at the rate of 5% per annum, payable quarterly on

March 31, June 30, September 30, and December 31 in each year, commencing September 30, 1996. If not converted, the principal amount of the Convertible Notes is payable in annual installments starting August 1, 2001. The Convertible Notes may be prepaid in whole or in part at any time by the Company, without penalty, provided that if less than the entire indebtedness evidenced by the Convertible Notes is to be prepaid by the Company, it must offer to repay the Convertible Notes pro rata from each holder thereof.

  Under the Securities Purchase Agreement, for so long as at least 25% of the initial amount of Convertible Notes remain outstanding and GS Group holds at least a majority of the outstanding Convertible Notes, at each meeting for the election of directors of the Company, the Company is to use its best efforts to cause to be elected to, and maintained as a member of, the Board of Directors, one person designated by GS Group. The representative is to be a member of the Company's executive and finance committees, if any, or any other committee performing substantially similar functions and, upon request by the representative, any other committee of the Board of Directors. The Company has also agreed that if, at any time, GS Group does not have a representative on the Board of Directors, GS Group will be entitled to have an observer present at all meetings of the Board. Robert R. Gheewalla currently serves as a director of the Company as the designee of GS Group.

  In connection with the sale of the Convertible Notes, the Company, GS Group and Brian F. Sullivan entered into an Executive Restriction Agreement, dated July 19, 1996. The Executive Restriction Agreement prohibits, subject to certain exceptions, Mr. Sullivan's sale of Common Stock until July 19, 1998. After that date, Mr. Sullivan may not sell or otherwise transfer in any transaction more than 25% of the Common Stock (including Shares subject to stock options) which he held as of July 19, 1996 unless the holders of the Convertible Notes are allowed to participate in such sale on a pro rata basis. Under the Executive Restriction Agreement, Mr. Sullivan also has agreed to refrain from competing with the Company for three years after (i) his employment with the Company is terminated for cause or (ii) he resigns from the Company other than for good reason (as defined in the Executive Restriction Agreement).

  In April 1997, Mr. Sullivan exercised stock options for an aggregate of 199,000 shares of Common Stock, and paid the exercise price of the options by delivering to the Company his promissory note dated April 18, 1997, in the principal amount of $497,500. The note bears interest at the rate of 9.25% per annum, and matures on June 30, 2001.

                     REPORT OF THE COMPENSATION COMMITTEE

  The Compensation Committee of the Board of Directors (the "Committee") is composed of non-employee directors of the Company. For 1998 the Committee consisted of John E. Gherty, Sanjay H. Patel and William F. Wanner, Jr. The Committee is responsible for assuring that compensation for executives is consistent with the Company's compensation philosophy. The Committee also administers and makes grants under the Company's stock option plans with respect to the Company's executive officers.

  The Company's executive compensation program is based on a pay-for-performance philosophy. Under the Company's program, an executive's compensation consists of three components: base salary, an annual incentive (bonus) payment, and long-term incentives (principally stock options). Base salaries generally are set at levels competitive with base salaries for comparable positions in the marketplace. In addition, base salaries reflect the executive's individual job responsibilities, his or her sustained performance in fulfilling those responsibilities and the impact of such performance on the business results of the Company. Base salaries for executive officers were increased for 1998 based on the Company's achievements in the market for household water filter products and the additional responsibilities assumed by the executive officers in connection with the growth of the Company's operations. Mr. Sullivan's base salary was increased for 1998 based on the Company's achievements and to more nearly align his base salary with those of chief executive officers of comparable companies.

  Payments under the Company's management bonus program are tied to the level of achievement of performance objectives for business functions under the executive's direction and performance objectives for the

Company as a whole. Performance objectives are based on the Company's annual strategic plan as reviewed by the Board of Directors. An executive's annual bonus potential is a percentage of his or her base salary and, for executives other than Mr. Sullivan, is based on the achievement of various operating objectives. Mr. Sullivan is eligible to earn a cash bonus based on the Company's net income before income taxes. No bonuses were earned by any of the executive officers in fiscal 1998.

  The Company's long-term incentives are in the form of stock options. The objective of these awards is to advance the longer term interests of the Company and its shareholders, complement incentives tied to annual performance, and align the interests of executives more closely with those of shareholders. The Company also believes that the entrepreneurial character of its executives makes the long-term incentives provided by its stock option program especially significant in the motivation and retention of its executives. The number of stock options awarded to an executive is based on the executive's position and his or her performance in that position. The executive's right to the stock options generally vests over a four-year period and each option is exercisable, to the extent it has vested, over a ten-year period following its grant. In the case of Mr. Sullivan, a significant portion of his stock options vest upon the achievement of certain sales and income objectives established by the Committee.

  The Committee believes that the Company's executives are focused on the attainment of a sustained high rate of growth and profitability for the benefit of the Company and its shareholders, and that the Company's compensation program, with its emphasis on performance-based and long-term incentive compensation, serves to reinforce this focus.

                                          By the Compensation Committee

                                          John E. Gherty
                                          Sanjay H. Patel
                                          William F. Wanner, Jr.

                               PERFORMANCE GRAPH

  The following graph shows changes during the five-year period ended December 31, 1998, in the value of $100 invested in: (1) the Common Stock; (2) the CRSP Total Return Index for The Nasdaq Stock Market (US); and (3) Nasdaq Non-Financial Stocks. The values of each investment as of the dates indicated are based on share prices plus any dividends paid in cash, with the dividends reinvested on the date they were paid. The calculations exclude trading commissions and taxes.







[GRAPH]

                         12/31/93 12/30/94 12/29/95 12/31/96 12/31/97 12/31/98
                         -------- -------- -------- -------- -------- --------
Recovery Engineering,
 Inc. .................. $100.00  $149.49  $123.23  $ 56.57  $197.98  $ 53.54
CRSP Index for Nasdaq
 Stock Market (US)...... $100.00  $ 97.75  $138.26  $170.01  $208.30  $293.52
Nasdaq Non-Financial
 Stocks................. $100.00  $ 96.16  $134.03  $162.84  $190.73  $280.01

                     BENEFICIAL OWNERSHIP OF COMMON STOCK

  The following table shows information as of August 25, 1999, regarding the beneficial ownership of shares of Common Stock by (i) each shareholder known by the Company to own beneficially more than five percent (5%) of the Common Stock, (ii) each director or nominee for director of the Company, (iii) each executive officer named in the Summary Compensation Table, and (iv) all directors and executive officers of the Company as a group.

Name and Address of Beneficial        Number of Shares          Percent of
Owner                              Beneficially Owned (1) Outstanding Shares (2)
------------------------------     ---------------------- ----------------------
Certain investment funds
 affiliated with
The Goldman Sachs Group, L.P.            1,027,101                14.5%
 (3).............................
 85 Broad Street
 New York, NY 10004
Wanner Engineering, Inc. (4).....          596,100                 9.9%
 1204 Chestnut Avenue
 Minneapolis, MN 55403
US Trust Company of New York               570,100                 9.4%
 (5).............................
 114 West 47th Street
 New York, NY 10036
Safeco Corp. (6).................          446,750                 7.4%
 4333 Brooklyn Avenue NE
 Seattle, WA 98185
Ashford Capital Management Inc.            372,400                 6.2%
 (7).............................
 P.O. Box 4172
 Wilmington, DE 19807
Directors and executive officers:
Brian F. Sullivan (8)(9).........          530,000                 8.6%
Charles F. Karpinske (8).........           41,299                    *
Richard D. Hembree (8)...........          134,973                 2.2%
Jeffrey T. Dekko (8).............           28,831                    *
Barry B. Van Lerberghe (8).......           30,804                    *
Robert R. Gheewalla (8)(10)......           12,000                    *
John E. Gherty (8)(11)...........           72,247                 1.2%
Sanjay H. Patel (8)(12)..........           16,700                    *
William D. Thompson (8)..........           29,000                    *
William F. Wanner, Jr. (8)(13)...          662,150                10.9%
Richard J. Zeckhauser (8)(14)....           99,500                 1.6%
All directors and executive
 officers as a group
 (13 persons, including those
 named above) (8)................        1,657,504                25.7%

--------
*  Less than one percent.
(1) Each person has sole voting and sole power with respect to all outstanding Shares, except as noted.
(2) Based on 6,044,601 Shares outstanding at August 25, 1999. Such amount does not include 2,369,768 shares of Common Stock issuable upon exercise of stock options and warrants or conversion of the Convertible Notes outstanding at August 25, 1999. Each figure showing the percentage of outstanding Shares owned beneficially has been calculated by treating as outstanding and owned the Shares which could be purchased by the indicated person(s) within 60 days upon the exercise of existing stock options or the conversion of the Convertible Notes.
(3) Reflects information included on a Schedule 13D, dated April 30, 1998, filed with the Commission by certain investment partnerships, of which GS Group is the general partner, managing general partner, managing partner or investment manager. Includes (i) 1,010,101 Shares which may be acquired upon the conversion of the Convertible Notes owned by the investment partnerships, and (ii) 17,000 Shares subject to options held for the benefit of GS Group by Mr. Gheewalla and Mr. Patel (see Notes 8, 11 and 13). Includes the Convertible Notes held of record by GS Capital Partners II, L.P., currently convertible into 633,766 Shares, the Convertible Notes held of record by GS Capital Partners II Offshore, L.P., currently convertible into 251,948 Shares, the Convertible Notes held of record by Stone Street Fund 1996, L.P., currently convertible into 60,191 Shares, the Convertible Notes held of record by Bridge Street Fund 1996, L.P. , currently convertible into 40,819 Shares, and the Convertible Notes held of record by Goldman, Sachs & Co. Verwaltungs GmbH, currently convertible into 23,377 Shares. Does not include up to 367,309 aggregate Shares in respect of certain reset rights held by the investment partnerships. The reset rights are created in certain events through an adjustment of the conversion price applicable to the Convertible Notes. GS Group disclaims beneficial ownership of the Shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than GS Group and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates.
 (4) Mr. Wanner, a director of the Company, is a director, officer and principal shareholder of Wanner Engineering, Inc. Such Shares are also included in the Shares beneficially owned by Mr. Wanner.
 (5) Reflects information as of December 31, 1998, based on a Schedule 13G, dated February 12, 1999, filed by such company with the Commission, which indicates that the shareholder has shared voting power and shared dispositive power with respect to said Shares.
 (6) Reflects information as of December 31, 1998, based on a Schedule 13G, dated February 11, 1999, filed by such company with the Commission, which indicates that the shareholder has shared voting power and shared dispositive power with respect to said Shares.
 (7) Reflects information as of December 31, 1998, based on a Schedule 13G, dated February 2, 1999, filed by such company with the Commission, which indicates that the shareholder has sole voting power and sole dispositive power with respect to said Shares.
 (8) Includes Shares which could be purchased within 60 days upon the exercise of stock options as follows: Mr. Sullivan, 121,500 Shares; Mr. Karpinske, 41,250 Shares; Mr. Hembree, 103,750 Shares; Mr. Dekko, 26,250 Shares; Mr. Van Lerberghe, 26,750 Shares; Mr. Gheewalla, 12,000 Shares; Mr. Gherty, 14,000 Shares; Mr. Patel, 13,000 Shares; Mr. Thompson, 14,000 Shares; Mr. Wanner, 8,000 Shares; Dr. Zeckhauser, 15,000 Shares; and all directors and executive officers as a group, 395,500 Shares.
 (9) Mr. Sullivan's address is 9300 North 75th Avenue, Minneapolis, MN 55428.
(10) Includes 12,000 Shares subject to options held for the benefit of GS Group. Does not include other securities that may be deemed to be beneficially owned by GS Group (see Note 3). Mr. Gheewalla, a director of the Company, is an associate of Goldman, Sachs & Co., the investment manager for certain of the investment partnerships. Mr. Gheewalla disclaims beneficial ownership of such securities.
(11) Includes 10,701 Shares held by Mr. Gherty as custodian for his minor children.
(12) Includes 5,000 Shares subject to options held for the benefit of GS Group with which Mr. Patel was previously associated. Mr. Patel disclaims beneficial ownership of such securities.
(13) Includes 2,200 Shares held by Mr. Wanner as trustee for members of his family and 596,100 Shares owned by Wanner Engineering, Inc., of which Mr. Wanner is a director, officer and principal shareholder.
(14) Includes 25,000 Shares owned by Dr. Zeckhauser's wife. Dr. Zeckhauser, having no voting or dispositive powers with respect to such Shares, disclaims beneficial ownership of such Shares.